FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated May 29, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 29, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 29, 2014

Consolidated Financial Results for the Quarter and Year ended March 31, 2014

Consolidated Net Revenue grows to Rs.2,32,834 crores in FY 2013-14

Consolidated PAT grows to Rs.13,991 crores

Tata Motors today reported Consolidated revenues (net of excise) of Rs.65,317 crores for the quarter ended March 31, 2014, a growth of 16.6% over Rs. 56,002 crores for the corresponding quarter of the previous year, despite a weak operating and economic environment in the standalone business which was more than offset by strong demand for new products, growth in volumes, richer product mix and richer geographic mix at Jaguar Land Rover (JLR). The Consolidated Profit before Tax for the quarter was Rs.5,053 crores, as compared to Rs.4,698 crores for the corresponding quarter of the previous year and the Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the quarter was Rs.3,918 crores as compared to Rs.3,945 crores for the corresponding quarter of the previous year.

The Consolidated revenue (net of excise) for FY 2013-14, was Rs.2,32,834 crores, posting a growth of 23.3% over Rs.1,88,793 crores for the corresponding period last year. The Consolidated Profit before Tax for the year was Rs.18,869 crores, compared to Rs.13,647 crores for the corresponding period last year. The Consolidated Profit for the year (after tax and post minority interest and profit in respect of associate companies) was Rs.13,991 crores, compared to Rs.9,893 crores in the corresponding period last year.

Tata Motors Stand-alone Financial Results for the Quarter and Year ended March 31, 2014

The sales (including exports) of commercial and passenger vehicles for the quarter ended March 31, 2014, stood at 1,32,308 units, a decline of 33.0% as compared to the corresponding period last year. The revenues (net of excise) for the quarter ended March 31, 2014 stood at Rs.8,545 crores, as compared to Rs.11,068 crores for the corresponding quarter of the previous year. Sustained deceleration in the economic growth, high inflation, higher fuel prices, reduced availability of finance, elevated interest rate regime, continued to impact the demand for the entire auto industry in general and commercial vehicle industry in specific. The Commercial Vehicle industry declined in FY 14 over the corresponding period last year, led by a fall of 25% in the cyclical M &HCV segment and around 21% in the LCV segment.However, during the year the Company has launched a number of value added products under the Tata Prima and the Tata Ultra brand, as well as value added services such as Tata Alert, a 24 hour call service for highway trucks, and these have helped the Company to keep strong market position. In the Passenger Vehicle Business, the Company under the umbrella of HorizoNext launched 5 models and 8 variants in Q2 FY 2013-14 and has followed in Q4 FY 2013-14 with launch of Nano Twist, Vista Tech and Aria Model Year 2014. Profit / (Loss) before and after tax for the quarter ended March 31, 2014 was Rs. (1,417) crores and Rs. (817) crores, respectively, against the Profit / (Loss) before and after tax of Rs. (485) crores and Rs. (312) crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for FY 2013-14, were Rs.34,288 crores as compared to Rs.44,766 crores in the corresponding period last year. Profit / (Loss) before and after tax for the year ended March 31, 2014, was Rs. (1,026) crores and Rs.335 crores, respectively, against Rs.175 crores and Rs.302 crores, respectively, for the corresponding period last year. The Company is in the process of divesting its investments in certain foreign subsidiary companies to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary. Consequently, the Profit before tax for the year ended March 31, 2014 includes profit of Rs. 1,966 crores on such divestment.

In the domestic market, the commercial vehicles sales for the year ended March 31, 2014, stood at 3,77,909 units, and the Company’s overall market share in commercial vehicles stood at 54.1% for the year. The passenger vehicles sales, stood at 141,846 units for the year ended March 31, 2014, and the overall market share stood at 5.8%.

Jaguar Land Rover Automotive plc - (figures as per IFRS)

Jaguar Land Rover wholesale and retail volumes for the year ended March 31, 2014 grew by 15.5% and 15.9%, over the corresponding period last year and stood at 429,861 units and 434,311 units, respectively ( 120,953 units and 124,776 units for the quarter ended Mar 2014).

Revenues for the quarter ended March 31, 2014 of GBP 5,349 million represented a growth of 5.9% over GBP 5,053 million during the corresponding quarter last year. Operating profit (EBITDA) stood at GBP 920 million, up 12.2% as compared to GBP 820 million during the corresponding quarter last year. Operating margin stood at 17.2%, up 100 bps as compared to corresponding quarter last year reflecting richer product and geographic mix, with increased volumes in emerging markets. The Profit before tax grew to GBP 576 million (GBP 507 million in the corresponding quarter last year) reflecting higher operating profit (EBITDA), favourable exchange revaluation on loans and unrealized hedges, partially offset by higher depreciation and amortisation as well as higher finance expense. Profit after tax grew to GBP 449 million (GBP 377 million in the corresponding quarter last year).

The revenues for the year ended March 31, 2014, were GBP 19,386 million as compared to GBP 15,784 million in the corresponding period last year. The Operating profit and margin stood at GBP 3,393 million and 17.5% respectively reflecting increase in volumes, richer product mix supported by launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE, richer geographic mix, with increased volumes in emerging markets partially offset by less favourable operational foreign exchange net of realized hedges in Q4 FY 2013-14 .Profit before Tax were GBP 2,501 million (GBP 1,674 million for the corresponding period last year). Profit after Tax were GBP 1,879 million (GBP 1,214 million for the corresponding period last year).

Tata Daewoo - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 884 billion and recorded a Net profit/(Loss) of KRW 24 billion for the year ended March 31, 2014, as compared to KRW 824 billion and KRW (9) billion, respectively, in the corresponding period last year.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.2,904 crores and reported a Profit / (Loss) after tax of Rs.101 crores for the year ended March 31, 2014, as compared to Rs.2,717 crores and Rs.309 crores, respectively, in the corresponding period last year. The results for the year has been impacted due to tightness in the financial market, stress in the business environment and the consequent higher provision on account of Non-Performing Assets.

Dividend

Considering the overall performance and results and also having regard to the continued weak operating environment in the standalone business, the Board of Directors recommended a dividend of Rs. 2.00 per Ordinary Share of Rs. 2/- each and Rs. 2.10 per ‘A’ Ordinary Shares of Rs.2/- each for FY 2013-14 (previous year Rs.2/- per Ordinary Share of Rs.2/- each and Rs.2.10 per ‘A’ Ordinary Shares of Rs.2/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

The Audited Financial Results for the financial year ended March 31, 2014, are enclosed.

News Release – 2	May 29, 2014

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	( Rs. in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

Particulars			Quarter ended				Year ended March 31,
			March 31,		December 31,	March 31,
			2014		2013	2013	2014	2013
			Unaudited		Unaudited	Unaudited	Audited	Audited
1	Income from operations
	(a)	Sales / Income from operations		65,616.20	64,377.64	57,113.65	234,469.87	192,533.68
		Less : Excise duty		900.39	865.13	1,271.95	3,792.77	4,905.78
		Net Sales / Income from operations		64,715.81	63,512.51	55,841.70	230,677.10	187,627.90
	(b)	Other operating income		601.33	340.77	160.14	2,156.56	1,164.79
	Total income from operations (net)			65,317.14	63,853.28	56,001.84	232,833.66	188,792.69
2	Expenses
	(a)	Cost of materials consumed		37,895.96	37,340.23	31,274.13	135,550.04	113,851.34
	(b)	Purchase of products for sale		3,128.09	1,967.72	2,482.61	10,876.95	9,266.00
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(740.29)	588.93	1,373.00	(2,840.58)	(3,029.29)
	(d)	Employee benefits expense		6,027.31	5,865.26	4,434.57	21,556.42	16,632.19
	(e)	Depreciation and amortisation		3,125.48	2,860.29	2,346.32	11,078.16	7,601.28
	(f)	Product development / Engineering expenses		776.58	616.66	527.93	2,565.21	2,021.59
	(g)	Other expenses		11,891.58	11,115.08	10,386.47	43,825.77	35,648.33
	(h)	Amount capitalised		(3,661.87)	(3,598.72)	(2,290.33)	(13,537.85)	(10,193.45)
		Total expenses		58,442.84	56,755.45	50,534.70	209,074.12	171,797.99
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)			6,874.30	7,097.83	5,467.14	23,759.54	16,994.70
4	Other income			254.84	157.95	178.60	828.59	815.59
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)			7,129.14	7,255.78	5,645.74	24,588.13	17,810.29
6	Finance costs			1,667.55	1,004.83	969.13	4,733.78	3,560.25
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)			5,461.59	6,250.95	4,676.61	19,854.35	14,250.04
8	Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		355.06	102.18	(83.71)	707.72	515.09
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		—	22.16	62.26	224.16	87.62
	(c)	Employee separation cost		53.50	—	—	53.50	—
9	Profit from ordinary activities before tax (7 - 8)			5,053.03	6,126.61	4,698.06	18,868.97	13,647.33
10	Tax expense			1,096.93	1,308.30	884.83	4,764.79	3,776.66
11	Net profit from ordinary activities after tax (9 - 10)			3,956.10	4,818.31	3,813.23	14,104.18	9,870.67
12	Extraordinary items (net of tax expenses Rs. Nil)			—	—	—	—	—
13	Net profit for the period (11 + 12)			3,956.10	4,818.31	3,813.23	14,104.18	9,870.67
14	Share of profit / (loss) of associates (net)			(17.30)	(5.01)	150.07	(53.71)	105.61
15	Minority interest			(20.51)	(8.50)	(17.83)	(59.45)	(83.67)
16	Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)			3,918.29	4,804.80	3,945.47	13,991.02	9,892.61
17	Paid-up equity share capital (face value of Rs. 2 each)			643.78	643.78	638.07	643.78	638.07
18	Reserves excluding Revaluation Reserve						64,936.80	36,959.63
19	Earnings per share (EPS)
	A.	Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	12.16	14.91	12.35	43.51	31.02
	(b)	Diluted EPS before and after extraordinary items	Rs.	12.16	14.91	12.27	43.50	30.94
	B.	‘A’ Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	12.26	15.01	12.45	43.61	31.12
	(b)	Diluted EPS before and after extraordinary items	Rs.	12.26	15.01	12.37	43.60	31.04
				(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER AND YEAR ENDED MARCH 31, 2014

Particulars				Quarter ended			Year ended March 31,
				March 31,	December 31,	March 31,
				2014	2013	2013	2014	2013
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.		Ordinary shares
		-	Number of shares	121,54,82,372	123,61,71,102	127,00,08,831	121,54,82,372	127,00,08,831
		-	Percentage of shareholding (refer note 10)	44.42%	45.17%	46.90%	44.42%	46.90%
	B.		‘A’ Ordinary shares
		-	Number of shares	47,84,88,358	47,84,88,213	47,77,06,033	47,84,88,358	47,77,06,033
		-	Percentage of shareholding	99.28%	99.28%	99.12%	99.28%	99.12%
2	Promoters and promoter group shareholding
	A.		Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	5,84,00,000	5,60,00,000	7,10,00,000	5,84,00,000	7,10,00,000
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.22%	5.96%	7.55%	6.22%	7.55%
		-	Percentage of shares (as a % of the total share capital of the Company)	2.13%	2.05%	2.62%	2.13%	2.62%
	(b)		Non-encumbered
		-	Number of shares	88,11,56,205	88,35,56,205	86,90,56,205	88,11,56,205	86,90,56,205
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.78%	94.04%	92.45%	93.78%	92.45%
		-	Percentage of shares (as a % of the total share capital of the Company)	32.20%	32.28%	32.09%	32.20%	32.09%
	B.		‘A’ Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	—	—	—	—	—
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
		-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)		Non-encumbered
		-	Number of shares	34,78,587	34,78,587	42,53,587	34,78,587	42,53,587
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares (as a % of the total share capital of the Company)	0.72%	0.72%	0.88%	0.72%	0.88%

		Quarter ended
Particulars		March 31, 2014
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	1
	Received during the quarter	11
	Disposed off during the quarter	10
	Remaining unresolved at the end of the quarter	2

Notes:-

1)	Consolidated Statement of Assets and Liabilities :

(Rs. in crores)

			As at March 31,
Particulars			2014	2013
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	638.07
	(b)	Reserves and surplus	64,959.67	36,999.23

		Sub-total - Shareholders’ funds	65,603.45	37,637.30

2.	MINORITY INTEREST		420.65	370.48

3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	45,258.61	32,155.29
	(b)	Deferred tax liabilities (Net)	1,572.33	2,048.21
	(c)	Other long-term liabilities	2,596.86	3,284.06
	(d)	Long-term provisions	12,190.29	8,337.24

		Sub-total - Non-current liabilities	61,618.09	45,824.80

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	9,695.86	11,620.21
	(b)	Trade payables	57,315.73	44,912.35
	(c)	Other current liabilities	17,373.86	22,224.94
	(d)	Short-term provisions	7,970.68	7,788.16

		Sub-total - Current liabilities	92,356.13	86,545.66

		TOTAL - EQUITY AND LIABILITIES	219,998.32	170,378.24

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	97,375.40	69,862.91
	(b)	Goodwill (on consolidation)	4,978.83	4,102.37
	(c)	Non-current investments	1,114.39	1,222.41
	(d)	Deferred tax assets (net)	2,347.08	4,428.93
	(e)	Long-term loans and advances	13,268.84	15,584.12
	(f)	Other non-current assets	5,068.45	1,023.95

		Sub-total - Non-current assets	124,152.99	96,224.69

2.	CURRENT ASSETS
	(a)	Current investments	9,572.28	7,542.32
	(b)	Inventories	27,270.89	21,036.82
	(c)	Trade receivables	10,574.23	10,959.60
	(d)	Cash and bank balances	29,711.79	21,114.82
	(e)	Short-term loans and advances	14,055.24	12,667.05
	(f)	Other current assets	4,660.90	832.94

		Sub-total - Current assets	95,845.33	74,153.55

		TOTAL - ASSETS	219,998.32	170,378.24

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2014.
3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
4)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments.This accounting treatment is as per Accounting Standard (AS)-21.

6)	During the quarter and year ended March 31, 2014, an amount of Rs. 199.24 crores (net of tax) has been credited and Rs. 1,343.67 crores (net of tax) has been debited respectively [Rs. 1,524.75 crores (net of tax) and Rs. 2,354.13 crores (net of tax) for the quarter and year ended March 31, 2013 have been debited respectively], to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.

7)	During the quarter ended December 31, 2013, Jaguar Land Rover Automotive Plc (JLR), an indirect subsidiary of the Company, issued USD 700 million 4.125% Senior Notes, due 2018. During the quarter ended March 31, 2014, JLR further issued GBP 400 million 5.0% Senior Notes, due 2022. The net proceeds from these issues have been used to refinance existing debts and for general corporate purposes.

8)	Subsequent to the year ended March 31, 2014, TML Holdings Pte Ltd Singapore (TMLHS), a subsidiary of the Company has issued USD 300 million (approximately Rs. 1,804.05 crores), 5.75% Senior Notes due 2021.

9)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)

		Quarter ended			Year ended March 31,
Particulars		March 31,	December 31,	March 31,
		2014	2013	2013	2014	2013
A.	Segment revenues :	Unaudited	Unaudited	Unaudited	Audited	Audited
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	9,666.16	9,741.37	12,951.69	41,299.44	50,895.05
	- Jaguar and Land Rover	55,326.01	53,892.52	42,784.78	190,378.50	136,822.17
	Less: Intra segment eliminations	(35.84)	(15.12)	(28.19)	(76.14)	(93.31)

	- Total	64,956.33	63,618.77	55,708.28	231,601.80	187,623.91
II.	Others	697.99	628.49	595.39	2,518.99	2,265.92

	Total segment revenue	65,654.32	64,247.26	56,303.67	234,120.79	189,889.83
	Less: Inter segment revenue	(337.18)	(393.98)	(301.83)	(1,287.13)	(1,097.14)

	Net income from operations	65,317.14	63,853.28	56,001.84	232,833.66	188,792.69

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(611.65)	(609.40)	101.46	(966.93)	1,753.59
	- Jaguar and Land Rover	7,405.33	7,680.57	5,287.23	24,561.20	14,975.61
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	6,793.68	7,071.17	5,388.69	23,594.27	16,729.20
II.	Others	108.11	74.93	103.49	282.66	375.68

	Total segment results	6,901.79	7,146.10	5,492.18	23,876.93	17,104.88
	Less: Inter segment eliminations	(27.49)	(48.27)	(25.04)	(117.39)	(110.18)

	Net segment results	6,874.30	7,097.83	5,467.14	23,759.54	16,994.70
	Add / (Less) : Other income	254.84	157.95	178.60	828.59	815.59
	Add / (Less) : Finance costs	(1,667.55)	(1,004.83)	(969.13)	(4,733.78)	(3,560.25)
	Add / (Less) : Exceptional items	(408.56)	(124.34)	21.45	(985.38)	(602.71)

	Total profit before tax	5,053.03	6,126.61	4,698.06	18,868.97	13,647.33

			As at December 31,		As at March 31,
			2013		2014	2013
C.	Capital employed (segment assets less segment liabilities) :		Unaudited		Audited	Audited
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		45,191.61		41,694.04	41,552.27
	- Jaguar and Land Rover		56,267.33		54,522.90	34,895.64
	Less: Intra segment eliminations		—		—	—

	- Total		101,458.94		96,216.94	76,447.91
II.	Others		1,351.80		1,312.05	971.69

	Total capital employed		102,810.74		97,528.99	77,419.60
	Less: Inter segment eliminations		(615.06)		(642.56)	(524.61)

	Net segment capital employed		102,195.68		96,886.43	76,894.99
	Add / (Less) : Unallocable assets / (liabilities) (net)		(38,543.97)		(31,282.98)	(39,257.69)

	Capital employed		63,651.71		65,603.45	37,637.30

10)	Public shareholding of Ordinary shares as on March 31, 2014 excludes 21.25% (20.50% as on December 31, 2013, 18.39% as on March 31, 2013) of Citibank N.A. as Custodian for Depository shares.

11)	The Board of Directors has recommended dividend of Rs. 2/- per Ordinary Share of Rs. 2/- each and Rs. 2.10/- per ‘A’ Ordinary Shares of Rs. 2/- each for the financial year 2013-14 (previous year Rs. 2/- per Ordinary Share of Rs. 2/- each and Rs. 2.10/- per ‘A’ Ordinary Shares of Rs. 2/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

12)	Figures for the quarter ended March 31, 2014 and March 31, 2013 represent the difference between the audited figures in respect of full financial years and the unaudited figures of nine months ended December 31, 2013 and December 31, 2012, respectively.

13)	The Statutory Auditors have carried out an audit of the above results stated in Part I and notes thereto for the year ended March 31, 2014.

Tata Motors Limited

Cyrus P Mistry
Mumbai, May 29, 2014	Chairman

News Release – 3	May 29, 2014

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED MARCH 31, 2014

Particulars				Quarter ended			Year ended
				March 31,	December 31,	March 31,	March 31,
				2014	2013	2013	2014	2013
(A)
1	Vehicle sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles			83,000	86,047	1,46,206	3,77,909	5,36,232
	Passenger cars and Utility vehicles			35,651	34,829	39,428	1,41,846	2,29,325
	Exports			13,657	11,211	11,422	49,922	50,938

				1,32,308	1,32,087	1,97,056	5,69,677	8,16,495

2	Vehicle production:(in Nos.)
	Commercial vehicles			89,309	96,578	1,49,833	4,21,040	5,78,691
	Passenger cars and Utility vehicles			25,807	19,310	32,015	92,402	1,94,547

				1,15,116	1,15,888	1,81,848	5,13,442	7,73,238

				(Rs. in crores)
(B)				Audited	Audited	Audited	Audited	Audited
1	Income from operations
	(a)	Sales / Income from operations		9,248.11	8,458.27	12,046.42	37,376.86	48,927.05
		Less: Excise duty		809.25	786.87	1,109.14	3,469.89	4,554.01
		Net sales / Income from operations		8,438.86	7,671.40	10,937.28	33,906.97	44,373.04
	(b)	Other operating income		106.63	98.27	130.51	381.14	392.68
	Total Income from operations (net)			8,545.49	7,769.67	11,067.79	34,288.11	44,765.72
2	Expenses
	(a)	Cost of materials consumed		5,018.20	4,514.52	6,186.35	20,492.87	27,244.28
	(b)	Purchase of products for sale		1,402.30	1,032.49	1,663.10	5,049.82	5,864.45
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		337.11	415.82	400.64	371.72	(143.60)
	(d)	Employee benefits expense		713.01	720.43	649.52	2,877.69	2,837.00
	(e)	Depreciation and amortisation		539.29	512.18	458.73	2,070.30	1,817.62
	(f)	Product development / Engineering expenses		109.93	121.24	182.76	428.74	425.76
	(g)	Other expenses		1,837.32	1,685.01	2,009.71	6,987.53	7,783.32
	(h)	Amount capitalised		(233.80)	(260.76)	(233.96)	(1,009.11)	(953.80)
		Total expenses		9,723.36	8,740.93	11,316.85	37,269.56	44,875.03
3	Proft / (Loss) from operations before other income, finance costs and exceptional items (1 - 2)			(1,177.87)	(971.26)	(249.06)	(2,981.45)	(109.31)
4	Other income
	(a)	Profit on sale of investment in subsidiary companies (refer note 6)		18.22	1,947.90	—	1,966.12	—
	(b)	Others (refer note 4)		130.02	40.15	90.02	1,866.91	2,088.20
5	Profit / (Loss) from ordinary activities before finance costs and exceptional items (3 + 4)			(1,029.63)	1,016.79	(159.04)	851.58	1,978.89
6	Finance costs			322.56	356.49	333.95	1,337.52	1,387.76
7	Profit / (Loss) from ordinary activities after finance costs but before exceptional items (5 - 6)			(1,352.19)	660.30	(492.99)	(485.94)	591.13
8	Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		26.97	11.87	14.17	273.06	263.12
	(b)	Provision for loan given and costs associated with closure of operations of a subsidiary		—	—	70.00	202.00	245.00
	(c)	Diminution in the value of investments in a subsidiary		(9.51)	27.03	(9.67)	17.52	(9.67)
	(d)	Employee separation cost		47.28	—	—	47.28	—
	(e)	Profit on sale of a division		—	—	(82.25)	—	(82.25)
9	Profit / (Loss) from ordinary activities before tax (7 - 8)			(1,416.93)	621.40	(485.24)	(1,025.80)	174.93
10	Tax credit (net)			(600.32)	(630.00)	(173.09)	(1,360.32)	(126.88)
11	Net profit / (Net loss) from ordinary activities after tax (9 - 10)			(816.61)	1,251.40	(312.15)	334.52	301.81
12	Extraordinary items (net of tax expenses Rs. Nil)			—	—	—	—	—
13	Net Profit / (Net loss) for the period (11 + 12)			(816.61)	1,251.40	(312.15)	334.52	301.81
14	Paid-up equity share capital (face value of Rs. 2 each)			643.78	643.78	638.07	643.78	638.07
15	Reserves excluding Revaluation Reserve						18,510.00	18,473.46
16	Earnings per share (EPS)
	A.	Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	(2.54)	3.87	(0.98)	1.03	0.93
	(b)	Diluted EPS before and after extraordinary items	Rs.	(2.54)	3.87	(0.98)	1.03	0.93
	B.	‘A’ Ordinary shares (of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	(2.54)	3.97	(0.98)	1.13	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	(2.54)	3.97	(0.98)	1.13	1.03
				(Not annualised)	(Not annualised)	(Not annualised)
17	Debt service coverage ratio (no. of times) [refer note 5(a)]						(0.11)	0.10
18	Interest service coverage ratio (no. of times) [refer note 5(b)]						(0.76)	1.29

PART II

SELECT INFORMATION FOR THE QUARTER / YEAR ENDED MARCH 31, 2014

Particulars				Quarter ended			Year ended
				March 31,	December 31,	March 31,	March 31,
				2014	2013	2013	2014	2013
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.		Ordinary shares
		-	Number of shares	121,54,82,372	123,61,71,102	127,00,08,831	121,54,82,372	127,00,08,831
		-	Percentage of shareholding (refer note 9)	44.42%	45.17%	46.90%	44.42%	46.90%
	B.		‘A’ Ordinary shares
		-	Number of shares	47,84,88,358	47,84,88,213	47,77,06,033	47,84,88,358	47,77,06,033
		-	Percentage of shareholding	99.28%	99.28%	99.12%	99.28%	99.12%
2	Promoters and promoter group shareholding
	A.		Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	5,84,00,000	5,60,00,000	7,10,00,000	5,84,00,000	7,10,00,000
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.22%	5.96%	7.55%	6.22%	7.55%
		-	Percentage of shares (as a % of the total share capital of the Company)	2.13%	2.05%	2.62%	2.13%	2.62%
	(b)		Non-encumbered
		-	Number of shares	88,11,56,205	88,35,56,205	86,90,56,205	88,11,56,205	86,90,56,205
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.78%	94.04%	92.45%	93.78%	92.45%
		-	Percentage of shares (as a % of the total share capital of the Company)	32.20%	32.28%	32.09%	32.20%	32.09%
	B.		‘A’ Ordinary shares
	(a)		Pledged / Encumbered
		-	Number of shares	—	—	—	—	—
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
		-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)		Non-encumbered
		-	Number of shares	34,78,587	34,78,587	42,53,587	34,78,587	42,53,587
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares (as a % of the total share capital of the Company)	0.72%	0.72%	0.88%	0.72%	0.88%

Particulars		Quarter ended March 31, 2014
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	1
	Received during the quarter	11
	Disposed off during the quarter	10
	Remaining unresolved at the end of the quarter	2

Notes:-

1)	Standalone Statement of Assets and Liabilities:

(Rs. in crores)

			As at March 31,
			2014	2013
Particulars			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	638.07
	(b)	Reserves and surplus	18,532.87	18,496.77

		Sub-total - Shareholders’ funds	19,176.65	19,134.84

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	9,746.45	8,051.78
	(b)	Deferred tax liabilities (net)	43.11	1,963.91
	(c)	Other long-term liabilities	1,155.48	1,238.44
	(d)	Long-term provisions	815.20	691.19

		Sub-total - Non-current liabilities	11,760.24	11,945.32

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	4,769.08	6,216.91
	(b)	Trade payables	9,672.36	8,455.02
	(c)	Other current liabilities	2,463.18	4,923.10
	(d)	Short-term provisions	1,892.91	1,509.58

		Sub-total - Current liabilities	18,797.53	21,104.61

		TOTAL - EQUITY AND LIABILITIES	49,734.42	52,184.77

B	ASSETS
1.	NON-CURRENT ASSETS
	(a)	Fixed assets	21,595.64	20,208.54
	(b)	Non-current investments	18,357.57	18,171.71
	(c)	Long-term loans and advances	2,918.30	3,575.24
	(d)	Other non-current assets	123.85	94.32

		Sub-total - Non-current assets	42,995.36	42,049.81

2.	CURRENT ASSETS
	(a)	Current investments	100.85	1,762.68
	(b)	Inventories	3,862.53	4,455.03
	(c)	Trade receivables	1,216.70	1,818.04
	(d)	Cash and bank balances	226.15	462.86
	(e)	Short-term loans and advances	1,223.77	1,532.09
	(f)	Other current assets	109.06	104.26

		Sub-total - Current assets	6,739.06	10,134.96

		TOTAL - ASSETS	49,734.42	52,184.77

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2014.

3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.

4)	Other income for the quarter and year ended March 31,2014, includes dividends from subsidiary companies of Rs. 18.18 crores and Rs. 1,573.98 crores, respectively (Rs. 9.09 crores and Rs. 1,583.58 crores for the quarter and year ended March 31, 2013, respectively).

5)	(a) Debt Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loan during the year)*

(b) Interest Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/Interest on Long term Loans*

* For the purpose of calculation, loans having original maturity of more than 360 days are considered as Long term Loans.

6)	The Company has substantially completed the process of divesting its investments in certain foreign subsidiary companies to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary. Consequently, the quarter and year ended March 31,2014 includes a profit of Rs. 18.22 crores and Rs. 1,966.12 crores on such divestment (Rs. Nil for the quarter and year ended March 31, 2013, respectively).

7)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel the land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

9)	Public shareholding of Ordinary shares as on March 31, 2014 excludes 21.25% (20.50% as on December 31,2013, 18.39% as on March 31, 2013) of Citibank N.A. as Custodian for Depository shares.

10)	The Board of Directors has recommended dividend of Rs. 2/- per Ordinary share of Rs. 2/- each and Rs. 2.10/- per ‘A’ Ordinary share of Rs. 2/- each for the financial year 2013-14 (previous year Rs. 2 per Ordinary share of Rs. 2/- each and Rs. 2.10 per ‘A’ Ordinary share of Rs. 2/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

11)	Figures for the quarter ended March 31, 2014 and March 31, 2013 represent the difference between the audited figures in respect of the full financial years and the audited figures for the nine-months ended December 31, 2013 and December 31, 2012, respectively.

12)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) for the year ended March 31, 2014.

Tata Motors Limited

Cyrus P Mistry
Chairman

Mumbai, May 29, 2014

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.